Exhibit 99.3

Date: April 7, 2016	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: CRH MEDICAL CORPORATION

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	May 02, 2016
Record Date for Voting (if applicable) :	May 02, 2016
Beneficial Ownership Determination Date :	May 02, 2016
Meeting Date :	June 16, 2016
Meeting Location (if available) :	TBA
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	12626F105	CA12626F1053

Sincerely,

Computershare
Agent for CRH MEDICAL CORPORATION